UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         GUARDIAN INTERNATIONAL, INC.
               (formerly Everest Securities Systems Corporation,
                    formerly Everest Funding Corporation,
                    formerly Burningham Enterprises, Inc.)

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                               (Name of Issuer)

                    CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
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                        (Title of Class of Securities)

                                 401376 10 8
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                                (CUSIP Number)

                               Richard Ginsburg
                    President and Chief Executive Officer
                         Guardian International, Inc.
                           3880 North 28th Terrace
                        Hollywood, Florida 33020-1118
                                (954)926-5200

                               with a copy to:
                              Harvey Goldman, Esq.
                           Steel Hector & Davis LLP
                         200 South Biscayne Boulevard
                                  41st Floor
                          Miami, Florida 33131-2398
                                (305)577-7011

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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                  September 22, 1997 (as to Harold Ginsburg)
                  October 21, 1997 (as to Sheilah Ginsburg,
                      Richard Ginsburg and Rhonda Ginsburg)
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 401376 10 8

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1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Harold Ginsburg
     S.S. Identification #: Not Required

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2.   Check the appropriate box if a member of a group*
                                                                  (a)  [X]

                                                                  (b)  [ ]
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3.   SEC Use Only

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4.   Source of Funds*
         SC

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5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)                           [ ]

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6.   Citizenship or Place of Organization
     Citizenship, United States of America

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     Number of        7.  Sole Voting Power
     Shares                1,403,533

     Beneficially     8.  Shared Voting Power
     Owned By              -0-

     Each             9.  Sole Dispositive Power
     Reporting             1,403,533

     Person With     10.  Shared Dispositive Power
                           -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,403,533

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                           [ ]

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13.  Percent of Class Represented by Amount in Row (11)
     15.60%

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14.  Type of Reporting Person*
     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 401376 10 8

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1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Sheilah Ginsburg
     S.S. Identification #: Not Required

------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group*
                                                                  (a)  [X]

                                                                  (b)  [ ]
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3.   SEC Use Only

------------------------------------------------------------------------------

4.   Source of Funds*
         SC

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5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)                           [ ]

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6.   Citizenship or Place of Organization
     Citizenship, United States of America

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     Number of        7.  Sole Voting Power
     Shares                903,533

     Beneficially     8.  Shared Voting Power
     Owned By              -0-

     Each             9.  Sole Dispositive Power
     Reporting             903,533

     Person With     10.  Shared Dispositive Power
                           -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     903,533

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                           [ ]

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13.  Percent of Class Represented by Amount in Row (11)
     10.04%

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14.  Type of Reporting Person*
     IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 401376 10 8

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1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Richard Ginsburg
     S.S. Identification #: Not Required

------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group*
                                                                  (a)  [X]

                                                                  (b)  [ ]
------------------------------------------------------------------------------

3.   SEC Use Only

------------------------------------------------------------------------------

4.   Source of Funds*
         SC

------------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)                           [ ]

------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Citizenship, United States of America

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     Number of        7.  Sole Voting Power
     Shares                629,246

     Beneficially     8.  Shared Voting Power
     Owned By              -0-

     Each             9.  Sole Dispositive Power
     Reporting             629,246

     Person With     10.  Shared Dispositive Power
                           -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     629,246

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                           [ ]

------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     6.99%

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14.  Type of Reporting Person*
     IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 401376 10 8

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1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Rhonda Ginsburg
     S.S. Identification #: Not Required

------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group*
                                                                  (a)  [X]

                                                                  (b)  [ ]
------------------------------------------------------------------------------

3.   SEC Use Only

------------------------------------------------------------------------------

4.   Source of Funds*
         SC

------------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)                           [ ]

------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Citizenship, United States of America

------------------------------------------------------------------------------

     Number of        7.  Sole Voting Power
     Shares                629,245

     Beneficially     8.  Shared Voting Power
     Owned By              -0-

     Each             9.  Sole Dispositive Power
     Reporting             629,245

     Person With     10.  Shared Dispositive Power
                           -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     629,245

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                           [ ]

------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     6.99%

------------------------------------------------------------------------------

14.  Type of Reporting Person*
     IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This document dated October 27, 1997, is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Harold Ginsburg, Sheilah Ginsburg, Richard Ginsburg and Rhonda Ginsburg (collectively, the "Reporting Persons") as Amendment No. 1 to each of the individual Statements on Schedule 13D for Sheilah Ginsburg, Richard Ginsburg and Rhonda Ginsburg filed with the Securities and Exchange Commission as of September 18, 1996 and as Amendment No. 1 to the individual Statement on Schedule 13D for Harold Ginsburg filed as of September 27, 1996 (collectively, the "Statements"). This document relates to the Class A Voting Common Stock, par value $.001 per share (the "Class A Common Stock"), of Guardian International, Inc., a Nevada corporation (the "Company"). This Amendment No. 1 is being jointly filed by the Reporting Persons pursuant to the Joint Filing Agreement filed as Exhibit 2 to this Amendment No. 1. Unless otherwise noted herein, the items of the Statements not being amended and supplemented by this Amendment No. 1 should be read together and be deemed collectively to provide current information concerning the Reporting Persons as a group pursuant to Section 13(d)(3) of the Exchange Act.

     Item 3 of the Statement filed by Harold Ginsburg as of September 27, 1996 is hereby amended and supplemented as follows:

     Item 3. Source and Amount of Funds.

     On September 22, 1997 Harold Ginsburg received 500,000 additional shares of Class A Common Stock from ITI pursuant to the Merger Agreement.

     Item 4 of each of the Statements is hereby amended and supplemented as follows:

     Item 4. Purpose of the Transaction.

     (d) Each Reporting Person (other than Rhonda Ginsburg) is currently a member of the Board of Directors of the Company (the "Board"). Pursuant to the terms of a Stock Subscription Agreement by and between the Company and Westar Capital, Inc., a Kansas corporation ("Westar"), dated as of October 14, 1997 (the "Subscription Agreement"), and the other agreements contemplated thereby, the size of the Board was increased to eight members. In connection with the Subscription Agreement, the Reporting Persons also entered into a Stockholders Agreement containing provisions regarding Board representation, the details of which are described in Item 6 below.

     (e) Pursuant to the Certificate of Amendment to the Company's Articles of Incorporation (the "Articles") to be filed with the Secretary of State of the State of Nevada on or about November 23, 1997 (the "Certificate of Amendment"), the Articles will be amended to authorize 30,000,000 shares of blank-check preferred stock.

         Pursuant to the Certificate of Amendment, the Articles will also be amended to increase the number of authorized shares of Class B Nonvoting Stock, par value $.001 per share, of the Company to 1,000,000 shares.

     Except as disclosed herein, no Reporting Person has any present intention to effect any of the transactions enumerated in clauses (b), (c) or (f) through
(j) of Item 4 of Schedule 13D. Actions that may result from the type of changes set forth in clauses (d) and (e) of Item 4 of Schedule 13D are further described in Item 6 below.

     Item 5 of each of the Statements is hereby amended and supplemented as follows:

     Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Harold Ginsburg has sole voting and dispositive power over 1,403,533 shares of Class A Common Stock, which represents 15.60% of the 8,996,804 shares of Class A Common Stock issued and outstanding. As of the date hereof, Sheilah Ginsburg has sole voting and dispositive power over 903,533 shares of Class A Common Stock, which represents 10.04% of the 8,996,804 shares of Class A Common Stock issued and outstanding. As of the date hereof, Richard Ginsburg has sole voting and dispositive power over 629,246 shares, which represents 6.99% of the 8,996,804 shares of Class A Common Stock issued and outstanding. As of the date hereof, Rhonda Ginsburg has sole voting and dispositive power over 629,245 shares of the 8,996,804 shares of Class A Common Stock issued and outstanding. The 8,996,804 shares represent the sum of (i) 6,496,804 shares of Common Stock outstanding as disclosed in the Form 10-QSB of the Company for the quarter ended June 30, 1997, as amended, which is the most recently available filing by the Company with the Securities and Exchange Commission, and (ii) 2,500,000 shares of Class A Common Stock newly issued on October 21, 1997 pursuant to the terms of the Subscription Agreement.

     Other than as described herein, no Reporting Person has engaged in any transaction in the Class A Common Stock of the Company within sixty days of the date hereof.

     Item 6 of each of the Statements is hereby amended and supplemented as follows:

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Subscription Agreement, Westar (i) purchased 2,500,000 shares (the "Common Shares") of Class A Common Stock at a purchase price of $1.50 per share for a total investment of $3,750,000, and (ii) agreed to purchase, on the date on which the Certificate of Amendment authorizing the Preferred Stock is filed with the Nevada Secretary of State, 1,875,000 shares (the "Preferred Shares") of the first series of Preferred Stock, designated as the "Series A 9 3/4% Convertible Cumulative Preferred Stock, par value $.001 per share," at a purchase price of $2.00 per share for a total investment of $3,750,000. The Common Shares and Preferred Shares will represent 37.43% of the outstanding equity securities of the Company on a fully diluted basis (12,463,746 shares).

     The foregoing description of the Subscription Agreement is a summary of certain of its provisions and reference is made to a copy of the Subscription Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference for all of its terms and conditions.

     In connection with the Subscription Agreement, the Reporting Persons, Westar (collectively, the "Stockholders") and the Company executed a Stockholders Agreement, dated as of October 21, 1997 (the "Stockholders Agreement") for the purposes, among others, of assuring continuity in the management and ownership of the Company and limiting the manner and terms by which the shares held by the Stockholders may be transferred. Under the terms of the Stockholders Agreement, Westar will limit its ownership of Common Stock to 45% of the outstanding shares of the Class A Common Stock on a fully diluted basis for a period of five years from the purchase of the Common Shares (October 21, 1997) unless Westar receives the Company's permission to exceed such limit.

     Under the terms of the Stockholders Agreement, the Stockholders also agreed that prior to the conversion of the Preferred Shares to an equal number of shares of Class A Common Stock (the "Conversion"), the Board of Directors of the Company (the "Board") will consist of eight members, four nominees of the Reporting Persons, two nominees of Westar and two independent directors nominated mutually by the Reporting Persons and Westar (the "Independent Directors"), and after the Conversion, the size of the Board will increase from eight to nine members, consisting of three nominees of the Reporting Persons, three nominees of Westar and three Independent Directors.

     Pursuant to the terms of the Stockholders Agreement, Westar has the following rights:

     (a) Preemptive rights to purchase its pro rata share of any equity offerings of the Company on the same terms, but only if such offerings (individually or in the aggregate) would reduce Westar's percentage ownership of the Company's outstanding equity securities to less than 35%, on a fully diluted basis;

     (b) Tag-along rights (on a pro rata basis) if the Reporting Persons effect a sale or other transfer of more than half of their Common Stock holdings; and

     (c) A right to match any third-party cash offer for the purchase of 100% of the Common Stock or substantially all of the assets of the Company for a period of 30 days.

     Pursuant to the terms of the Stockholders Agreement, without the prior approval of Westar, the Company shall not (a) so long as shares of Series A Preferred Stock are outstanding, (i) issue securities on a parity with or senior to the Series A Preferred Stock as to dividends and liquidation rights or (ii) authorize or make any dividends or other distributions to the holders of Common Stock, and (b) so long as Westar or its affiliates own or control at least 15% of the outstanding equity securities of the Company, issue any equity securities senior to the Common Stock of the Company. In addition, if an independent committee of the Board recommends the acceptance of a bona fide third-party cash offer for the purchase of 100% of the Common Stock or substantially all of the assets of the Company, Westar agrees to vote in favor of the offer or to purchase the Common Stock not already owned by Westar on substantially the same terms and conditions of such offer.

     The terms of the Stockholders Agreement also prevent the Reporting Persons and Westar (each party designated either the "Transferring Stockholder" or the "Other Stockholder," as the case may be) from effecting a private sale of its stock except in accordance with the following protocol: For 15 days, the Transferring Stockholder will negotiate for the sale of the stock exclusively with the Company, represented by an independent committee of the Board. If the Transferring Stockholder is unable to reach satisfactory terms for the sale of the stock with the Company, the Transferring Stockholder will negotiate exclusively with the Other Stockholder for an additional 30 days to sell the stock for a price not less than 105% of the price offered by the Company. If the Transferring Stockholder and the Other Stockholder are unable to agree to terms for the sale, the Transferring Stockholder is then free for an additional 120 days to sell to any third party for a price not less than 110% of the price offered by the Other Stockholder; provided, however, that Westar may transfer its equity securities at any time to an entity in which Westar, its parent or subsidiaries own or control 50% or more of the outstanding voting securities.

     The Common Shares purchased by Westar (including Class A Common Stock issued upon conversion of the Preferred Shares and Dividend Preferred Shares) are not registered under the Securities Act of 1933, as amended. The Company and Westar therefore entered into a Registration Rights Agreement granting Westar three demand registrations and unlimited piggy-back registration rights with respect to the Common Shares (including Class A Common Stock issued upon conversion of the Preferred Shares).

     The foregoing descriptions of the Stockholders Agreement and Registration Rights Agreement are a summary of certain of their provisions and reference is made to a copy of such Agreements which are attached hereto as Exhibits 4 and 5, respectively.

     Item 7 of each of the Statements is hereby amended and supplemented as follows:

     Item 7. Material to be Filed as Exhibits.

     Exhibit 2: Joint Filing Agreement

     Exhibit 3: Stock Subscription Agreement

     Exhibit 4: Stockholders Agreement

     Exhibit 5: Registration Rights Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1997                    /s/ HAROLD GINSBURG
                                           -------------------
                                           Harold Ginsburg

Dated: October 27, 1997                    /s/ SHEILAH GINSBURG
                                           --------------------
                                           Sheilah Ginsburg

Dated: October 27, 1997                    /s/ RICHARD GINSBURG
                                           --------------------
                                           Richard Ginsburg

Dated: October 27, 1997                    /s/ RHONDA GINSBURG
                                           -------------------
                                           Rhonda Ginsburg

                                  Exhibit Index

EXHIBIT NO.           TITLE
-----------           -----

 Exhibit 2:      Joint Filing Agreement

 Exhibit 3:      Stock Subscription Agreement

 Exhibit 4:      Stockholders Agreement

 Exhibit 5:      Registration Rights Agreement